Financial Statements

                                           Companhia Brasileira de Distribuicao


                                           December 31, 2005 and 2004
                                           with Report of Independent Auditors

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                              FINANCIAL STATEMENTS

                           December 31, 2005 and 2004



                                    Contents



Report of Independent Auditors................................................ 1

Audited Financial Statements

Balance Sheets................................................................ 3
Statements of Income.......................................................... 5
Statements of Shareholders' Equity............................................ 6
Statements of Changes in Financial Position................................... 7
Notes to Financial Statements................................................. 8

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in Brazilian currency in accordance with the accounting practices adopted in Brazil
--------------------------------------------------------------------------------

                         REPORT OF INDEPENDENT AUDITORS


To the Board of Directors and Shareholders
Companhia Brasileira de Distribuicao

1. We have audited the accompanying balance sheets of Companhia Brasileira de Distribuicao and the consolidated balance sheets of Companhia Brasileira de Distribuicao and its subsidiaries as of December 31, 2005 and 2004, and the related statements of income, shareholders' equity and changes in financial statements for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements. The financial statements of the investees Pao de Acucar Fundo de Investimento em Direitos Creditorios and Miravalles Empreendimentos e Participacoes S.A. for the years ended December 31, 2005 and 2004 were audited by other independent auditors. Our audit opinion, regarding assets, liabilities and results of operations of said investees is based exclusively on the audit opinion of those independent auditors.

2. We conducted our audits in accordance with generally accepted auditing standards in Brazil, which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company; (b) the examination, on a test basis, of documentary evidence and accounting records supporting the amounts and disclosures in the financial statements; and (c) an assessment of the accounting practices used and significant estimates made by Company management, as well as an evaluation of the overall financial statement presentation.

3. In our opinion, and based on our audit and on the opinion of the other independent auditors, the financial statements referred to above present fairly, in all material respects, the financial position of Companhia Brasileira de Distribuicao and the consolidated financial position of Companhia Brasileira de Distribuicao and subsidiaries at December 31, 2005 and 2004, and the results of operations, changes in shareholders' equity and changes in financial position for those years, in conformity with accounting practices adopted in Brazil.

4. Our audit was performed for the purpose of issuing an opinion on the financial statements referred to in the first paragraph. The consolidated statements of cash flows and statement for added values for the years ended December 31, 2005 and 2004, prepared in accordance with the accounting practices adopted in Brazil, are presented in Note 21 to provide supplementary information on the Company and investees, despite not being a required component of the financial statements. These statements were submitted to the audit procedures described in the second paragraph and, in our opinion, and based on the other auditor's opinion mentioned on the first paragraph, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                            Sao Paulo, March 6, 2006


                                  ERNST & YOUNG
                          Auditores Independentes S.S.
                                CRC-2SP015199/O-6


                              Sergio Ricardo Romani
                          Accountant CRC-1RJ072321/S-0

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                                 BALANCE SHEETS
                           December 31, 2005 and 2004
                             (In thousands of reais)


                                                         Parent Company                        Consolidated
                                                 --------------------------------    ----------------------------------
                                                      2005              2004              2005                2004
                                                 --------------    --------------    ---------------    ---------------
Assets
Current assets
  Cash and cash equivalents                            108,726           139,287            168,603            233,809
  Marketable securities                                621,906           620,291          1,542,234            945,661
  Trade accounts receivable                            436,394           495,535          1,153,170          1,199,464
  Inventories                                          835,921           810,244          1,115,286          1,089,648
  Recoverable taxes                                    366,049           409,570            476,236            521,078
  Deferred income tax                                   66,807             3,036             84,745             23,538
  Advances to suppliers and employees                   33,997            30,124             35,812             32,045
  Prepaid expenses                                      25,357            16,610             27,884             22,258
  Other                                                250,596           197,743            306,405            222,499
                                                 --------------    --------------    ---------------    ---------------

Total current assets                                 2,745,753         2,722,440          4,910,375          4,290,000
                                                 --------------    --------------    ---------------    ---------------


Non-current assets
  Receivables securitization fund                      186,051           158,442                  -                  -
  Trade accounts receivable                             30,941            18,788            324,470            313,632
  Deferred income tax and others                        36,303            70,459            383,584            363,924
  Amounts receivable from related parties              778,281           632,829              4,519                892
  Restricted deposits for legal proceedings            188,807           172,479            228,969            187,818
  Marketable Securities                                      -                 -                  -            121,269
  Prepaid expenses                                       2,034             4,442              2,034              4,442
                                                 --------------    --------------    ---------------    ---------------

Total non-current assets                             1,222,417         1,057,439            943,576            991,977
                                                 --------------    --------------    ---------------    ---------------

Permanent assets
  Investments                                        1,263,113         1,018,132            227,632            263,621
  Property and equipment                             3,119,896         3,720,629          3,861,714          4,425,445
  Deferred charges                                     435,672           498,557            979,915          1,069,174
                                                 --------------    --------------    ---------------    ---------------


Total permanent assets                               4,818,681         5,237,318          5,069,261          5,758,240
                                                 --------------    --------------    ---------------    ---------------



                                                 --------------    --------------    ---------------    ---------------
Total assets                                         8,786,851         9,017,197         10,923,212         11,040,217
                                                 ==============    ==============    ===============    ===============

                                                         Parent Company                        Consolidated
                                                 --------------------------------    ----------------------------------
                                                      2005              2004              2005                2004
                                                 --------------    --------------    ---------------    ---------------
Liabilities and shareholders' equity
Current liabilities
  Accounts payables to Suppliers                     1,333,731         1,239,116          1,654,234          1,545,449
  Loans and financing                                  375,866           708,546            422,614          1,234,898
  Debentures                                            17,979            59,896             17,979             69,416
  Payroll and related charges                          129,096           120,744            157,639            150,257
  Taxes and social contributions payable                74,411            43,543             89,753             54,617
  Dividends proposed                                    62,053            89,059             62,053             89,059
  Amounts payable to related parties                    40,655            36,896                  -                  -
  Provision for capital deficiency in
    subsidiaries                                        55,014            52,227                  -                  -
  Financing for purchase of fixed assets                24,989            11,596             24,989             12,636
  Rents payable                                         28,723            15,270             40,586             26,740
  Other                                                 59,109            40,548             99,584             65,349

Total current liabilities                            2,201,626         2,417,441          2,569,431          3,248,421
                                                 --------------    --------------    ---------------    ---------------


Non-current liabilities
  Loans and financing                                  550,061           842,202          1,213,838            875,911
  Debentures                                           401,490           401,490            401,490            524,553
  Taxes payable in installments                        300,563           318,199            313,471            331,841
  Provision for contingencies                        1,011,039           869,395          1,076,911            922,324
  Other                                                 69,700           117,480             69,700            117,480
                                                 --------------    --------------    ---------------    ---------------

Total non-current liabilities                        2,332,853         2,548,766          3,075,410          2,772,109
                                                 --------------    --------------    ---------------    ---------------


Redeemable PAFIDC quotas of interest                         -                 -            738,612            617,126
Minority interest                                            -                 -            287,387            351,571

Shareholders' equity
      Capital                                        3,680,240         3,509,421          3,680,240          3,509,421
      Revenue reserves                                 572,132           541,569            572,132            541,569
                                                 --------------    --------------    ---------------    ---------------

                                                     4,252,372         4,050,990          4,252,372          4,050,990
                                                 --------------    --------------    ---------------    ---------------
                                                 --------------    --------------    ---------------    ---------------
Total liabilities and shareholders' equity           8,786,851         9,017,197         10,923,212         11,040,217
                                                 ==============    ==============    ===============    ===============

Net equity per thousand shares of capital - R$           37.41             35.68


See accompanying notes.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                              STATEMENTS OF INCOME
                     Years ended December 31, 2005 and 2004
          (In thousands of reais, except earnings per thousand shares)


                                                    Parent Company                            Consolidated
                                          ------------------------------------     ------------------------------------
                                                2005                2004                 2005                 2004
                                          ---------------     ----------------     ----------------     ---------------


Gross sales                                  11,339,629           10,876,160           16,120,963          15,297,446
      Taxes on sales                         (1,989,057)          (2,023,623)          (2,707,567)         (2,732,429)
                                          ---------------     ----------------     ----------------     ---------------

Net sales                                     9,350,572            8,852,537           13,413,396          12,565,017
Cost of sales                                (6,598,305)          (6,272,599)          (9,438,126)         (8,891,475)
                                          ---------------     ----------------     ----------------     ---------------

Gross profit                                  2,752,267            2,579,938            3,975,270           3,673,542
                                          ---------------     ----------------     ----------------     ---------------

Operating expenses (income)
  Selling                                     1,524,542            1,411,184            2,300,026           2,160,681
  General and administrative                    326,135              320,822              505,652             468,722
  Depreciation and amortization                 456,186              401,563              625,281             489,569
  Taxes and charges                              35,592               33,306               63,150              60,767
  Financial expenses                            472,766              485,059              683,547             618,268
  Financial income                             (323,762)            (279,987)            (446,698)           (330,264)
  Equity results                                (47,576)             (44,496)              16,190              (5,307)
                                          ---------------     ----------------     ----------------     ---------------

                                              2,443,883            2,327,451            3,747,148           3,462,436
                                          ---------------     ----------------     ----------------     ---------------

Operating income                                308,384              252,487              228,122             211,106
                                          ---------------     ----------------     ----------------     ---------------

  Non-operating income, net                      35,799               99,016               32,131              80,278

Income before income taxes and
  employee profit sharing                       344,183              351,503              260,253             291,384
     Income and social contribution
     taxes                                      (77,064)              29,140              (52,994)             49,544
                                          ---------------     ----------------     ----------------     ---------------

Income before employee profit sharing
and minority interest                           267,119              380,643              207,259             340,928
                                          ---------------     ----------------     ----------------     ---------------

      Employee profit sharing                   (10,129)             (10,813)             (14,453)            (14,317)
      Minority interest                               -                    -               64,184              43,219
                                          ---------------     ----------------     ----------------     ---------------

Net income                                      256,990              369,830              256,990             369,830
                                          ---------------     ----------------     ----------------     ---------------

Outstanding shares (per thousand shares)
   at the year end                          113,667,916          113,522,239

Net income for the year per thousand
  shares                                           2.26                 3.26



See accompanying notes.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                  STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                           December 31, 2005 and 2004
                             (In thousands of reais)

                                             Capital
                                             reserve       Revenue reserves
                                            ----------------------------------
                                   Share      Share                             Unrealized   Retention of    Retained      Total
                                  Capital    warrants    Legal      Expansion    earnings      earnings      earnings
                                ---------------------------------------------------------------------------------------------------
Balances at December 31, 2003    3,157,178    172,122     87,456      160,491      8,968       182,207             -     3,768,422

Capital increase                   352,243   (172,122)         -     (160,491)         -       (17,833)            -         1,797
  Capitalization of reserves       350,446   (172,122)         -     (160,491)         -       (17,833)            -             -
  Stock options exercised            1,797          -          -            -          -             -             -         1,797
Appropriation of reserve                 -          -          -      147,937          -      (147,937)            -             -
Realization of reserve                   -          -          -            -     (4,899)            -         4,899             -
Net income                               -          -          -            -          -             -       369,830       369,830
Legal reserve                            -          -     18,492            -          -             -       (18,492)            -
Dividends proposed                       -          -          -            -          -             -       (89,059)      (89,059)
Income retention reserve                 -          -          -            -          -       267,178      (267,178)            -
                                ---------------------------------------------------------------------------------------------------
Balances at December 31, 2004    3,509,421          -    105,948      147,937      4,069       283,615             -     4,050,990

Capital increase                   170,819          -          -     (147,937)         -       (16,437)            -         6,445
  Capitalization of reserves       164,374          -          -     (147,937)         -       (16,437)            -             -
  Stock options exercised            6,445          -          -            -          -             -             -         6,445
Appropriation of reserve                 -          -          -      240,460          -      (240,460)            -             -
Realization of reserve                   -          -          -            -     (4,069)            -         4,069             -
Net income for the year                  -          -          -            -          -             -       256,990       256,990
Legal reserve                            -          -     12,849            -          -             -       (12,849)            -
Dividends proposed                       -          -          -            -          -             -       (62,053)      (62,053)
Income retention reserve                 -          -          -            -          -       186,157      (186,157)            -
                                ---------------------------------------------------------------------------------------------------
Balances at December 31, 2005    3,680,240          -    118,797      240,460          -       212,875             -     4,252,372
                                ===================================================================================================



See accompanying notes.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                   STATEMENTS OF CHANGES IN FINANCIAL POSITION
                           December 31, 2005 and 2004
                             (In thousands of reais)


                                                               Parent Company                       Consolidated
                                                     ----------------------------------  ----------------------------------
                                                           2005              2004              2005              2004
                                                     ----------------  ----------------  ----------------  ----------------
Financial resources were provided by:
 Operations
  Net income for the year                                   256,990           369,830           256,990           369,830
  Expenses (income) not affecting working capital
     Depreciation and amortization                          456,186           401,563           625,281           489,569
     Residual value of permanent asset
     disposals                                            1,002,823            68,863         1,022,612            73,703
     Interest and indexation charges on
      long-term items                                       175,324             6,484           417,519           177,238
     Provision for contingencies                             44,234           134,348            51,855           125,548
     Deferred income and social
      contribution taxes                                     34,156           (61,873)          (19,660)          (88,587)
     Net gains from shareholding dilution                   (30,807)         (255,463)          (49,447)         (256,956)
     Equity results                                         (47,576)          (44,496)           16,190            (5,307)
     Minority interest                                            -                 -           (64,184)          (43,219)
                                                     ----------------  ----------------  ----------------  ----------------
                                                          1,891,330           619,256         2,257,156           841,819
 Shareholders
    Capital increase                                          6,445             1,797             6,445             1,797
    Shareholding increase                                         -                 -                 -           385,677
    Realization of investments                                    -                 -                 -           309,007
    Net assets transferred upon setting up
     of subsidiary                                                -            27,022                 -           325,208

 Third parties
    Loans, financings and other liabilities                  69,172           784,328           642,389           546,858
    Transfer to current assets                               22,776            32,971           144,045            23,538
                                                     ----------------  ----------------  ----------------  ----------------
Total funds provided                                      1,989,723         1,465,374         3,050,035         2,433,904
                                                     ----------------  ----------------  ----------------  ----------------

Financial resources were used for:
 Non-current receivables                                    399,244                 -            60,869           164,463
 Permanent assets
    Investments                                               2,500            29,350            21,537           577,552
    Property and equipment                                  727,168           471,061           888,518           561,424
    Deferred charges                                         72,900               950            74,556            19,602
   Transfer from long term to current
   liabilities                                              486,730           671,654           643,137           868,591
   Dividends paid and proposed                               62,053            89,059            62,053            89,059
                                                     ----------------  ----------------  ----------------  ----------------
Total funds used                                          1,750,595         1,262,074         1,750,670         2,280,691
                                                     ----------------  ----------------  ----------------  ----------------

Increase in working capital                                 239,128           203,300         1,299,365           153,213
                                                     ================  ================  ================  ================

Changes in working capital
Current assets
   At end of year                                         2,745,753         2,722,440         4,910,375         4,290,000
   At beginning of year                                   2,722,440         2,999,059         4,290,000         3,753,125
                                                     ----------------  ----------------  ----------------  ----------------
                                                             23,313          (276,619)          620,375           536,875
                                                     ----------------  ----------------  ----------------  ----------------
Current liabilities
   At end of year                                         2,201,626         2,417,441         2,569,431         3,248,421
   At beginning of year                                   2,417,441         2,897,360         3,248,421         2,864,759
                                                     ----------------  ----------------  ----------------  ----------------
                                                           (215,815)         (479,919)         (678,990)          383,662
                                                     ----------------  ----------------  ----------------  ----------------
Increase in working capital                                 239,128           203,300         1,299,365           153,213
                                                     ================  ================  ================  ================


See accompanying notes.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2005 and 2004
                             (In thousands of reais)


1.    Operations
      ----------

      Companhia Brasileira de Distribuicao ("Company" or "CBD") operates primarily as a retailer of food, clothing, home appliances and other products through its chain of hypermarkets, supermarkets, specialized and department stores principally under the trade names "Pao de Acucar", "Extra", "Barateiro", "Comprebem", "ExtraEletro" and Sendas. At December 31, 2005, the Company had 556 stores in operation (551 stores in December 31, 2004), of which 384 are operated by the Parent Company, and the remaining by its subsidiaries, 6 of them being operated by the subsidiary Novasoc Comercial Ltda., ("Novasoc"), 52 by Se Supermercados Ltda., ("Se"), 7 by Companhia Pernambucana de Alimentacao ("CIPAL") and 107 stores by Sendas Distribuidora S.A. ("Sendas Distribuidora"). In 2005, several projects were initiated, whose objective is to increase competitiveness and profitability, with highlight to the beginning of implementation of the following projects: Commercial Dynamics (review of processes and systems related to Purchase and Category Management); Restructuring of the Marketing area (canceling of contracts with external agencies); Shared Service Center; Material Purchase and Indirect Services Center (not for sale); Zero Base Budget; Matrix Management of Expenses; Economic Value Added (EVA) and Maximum Efficiency in Supermarkets - identification of internal benchmarks and dissemination of the best practices throughout the group.

      a)    Sendas Distribuidora
            --------------------

            Sendas Distribuidora operations began on February 1, 2004 through the Investment and Partnership Agreement, entered into in December 2003 with Sendas S.A. ("Sendas"). This subsidiary concentrates retailing activities of the Company and of Sendas in the entire state of Rio de Janeiro. In 2005, a restructuring process began in the Company, with a view to increasing profitability through efficiency gains. Several measures were taken already in the fourth quarter of 2005 to reduce operating and corporate expenses, as well as a review of processes and systems. Decrease in operating expenses is a result of the review of operating processes that seek simplification and rationalization. Therefore, corporate expense decrease was based on scale gains supported by service centralization and sharing.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


1.    Operations (Continued)

      b)    Partnership with Itau
            ---------------------

            On July 27, 2004, a Memorandum of Understanding was signed between Banco Itau Holding Financeira S.A. ("Itau") and the Company with the objective of setting up Financeira Itau CBD S.A. ("FIC"). FIC structures and trades financial products, services and related items exclusively to CBD customers (See Note 9 (d)). The Company has 50% shareholding of the FIC capital through its subsidiary Miravalles Empreendimentos e Participacoes S.A.

      c)    Casino Joint Venture Agreement
            ------------------------------

            On May 3, 2005, the Diniz Group and the Casino Group (headquartered in France) incorporated Vieri Participacoes S.A. (Vieri), which became a parent company of CBD, whose control is shared by both group of shareholders.

            On June 22, 2005, the Groups entered into Shareholders' Agreements of the Parent Company (Vieri) and CBD, which established that CBD control is exclusively exercised by Vieri.

            The Casino Group transferred credits to the Diniz Group, totaling R$ 1,029,000, which were used to purchase 60 CBD properties (stores), 28 of which are Extra stores and 32 are Pao de Acucar stores. Such stores were rented to CBD for a period of 20 years, with option for renewal for two further consecutive periods of 10 years each.

      As a result of this transactions, CBD capital is now distributed as follows:

                                   Common shares            Preferred shares                Total
                               ----------------------     ----------------------    -----------------------
                               Number of   Percentage     Number of  Percentage
                                 common     of total      preferred   of total                  Percentage
                                 shares      common         shares   preferred        Total      of total
     Acionista                 (billion)   shares (%)     (billion)  shares (%)     (billion)   shares (%)
     -------------             ----------- ----------     ---------- -----------    ----------- -----------
     Parent Company (Vieri)        32.7        65.6              -           -           32.7        28.8
     Casino Group                  14.3        28.7            2.1         3.2           16.4        14.4
     Abilio dos Santos Diniz        1.4         2.8           13.8        21.7           15.2        13.4
     Other                          1.4         2.9           47.8        75.1           49.2        43.4
                               ----------- ----------     ---------- -----------    ----------- -----------
     Total                         49.8       100.0           63.7       100.0          113.5       100.0
                               =========== ==========     ========== ===========    =========== ===========

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


2.    Basis of Preparation and Presentation of the Financial Statements

      The financial statements were prepared in accordance with the accounting practices adopted in Brazil and with the procedures issued by the Brazilian Securities Commission (CVM) and by the Brazilian Institute of Independent Accountants (IBRACON).

      The financial statements for the year ended December 31, 2004 were reclassified mainly to reflect the consolidation of Pao de Acucar Fundo de Investimentos em Direitos Creditorios ("PAFIDC"), during the period ended December 31, 2005.

      In 2005, Brazilian Accounting Standard NBC T 19.5 - Depreciation, Amortization and Depletion was issued and approved by Resolution No. 1027/ 05 by the Federal Accounting Council, which changed, among other things, the leasehold improvement amortization criteria. This rule is effective as from 2006; however, as the Company was recommended to adopt it for 2005, the Company anticipated the recognition of its effects already in the current year. Until 2004, leasehold improvements were amortized based on the estimated useful life of the asset or for during the contract term, whichever was shortest, taking into consideration and the Company's expectation as to the renewal of its contracts. As from 2005, as per NBC T
      19.5 recommendation, the Company began amortizing leasehold improvements in accordance with the contractual of expiry date of the related leases.

      Had the Company not changed the leasehold improvement amortization criterion adopted in previous years, the depreciation and amortization expenses in the period ended December 31, 2005 would be lower, and the operating income higher in the amount of R$52,716 in the Parent Company and R$86,548 in the Consolidated. The net income would be higher in the amount of R$57,150, net of tax effect, as follows:

                                             Parent Company       Consolidated
                                           ------------------   ----------------

      Total additional depreciation               52,716              86,548
                                           ------------------   ----------------

         Equity results                           17,613                   -
         Income tax                              (13,179)            (24,682)
         Minority interest                             -              (4,716)
                                           ------------------   ----------------
      Net effect on income for the year           57,150              57,150
                                           ------------------   ----------------
      Depreciation and amortization              403,470             538,733
                                           ------------------   ----------------
      Operating income                           361,100             314,670
                                           ------------------   ----------------
      Net income for the year                    314,140             314,140
                                           ==================   ================

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


2.    Basis of Preparation and Presentation of the Financial Statements
      (Continued)

      The financial statements include the following supplementary information that Management considers significant to the market (See Note 21):

      Attachment I - Statement of Cash Flows - prepared based on the indirect method, as from accounting records, in accordance with IBRACON standards.

      Attachment II - Statement of Added Value - prepared in accordance with the Brazilian Accounting Standards, supplemented by Comissao de Valores Mobiliarios - CVM guidance and recommendations.

      Significant accounting practices and consolidation criteria adopted by the Company are shown below.

      a)    Accounting estimates
            --------------------

            Certain assets, liabilities, revenues and expenses are determined on the basis of estimates when preparing the financial statements. Accordingly, the financial statements of the Company and the consolidated financial statements include various estimates, amongst which are those relating to calculation of allowance for doubtful accounts, depreciation and amortization, asset valuation allowance, realization of deferred taxes, contingencies and other estimates. Actual results may differ from those estimated.

      b)    Revenues and expenses
            ---------------------

            Sales are recognized as customers receive the goods. Financial income arising from credit sales is accrued over the credit term. Expenses and costs are recognized on the accruals basis. Volume bonuses and discounts received from suppliers in the form of product are recorded as zero-cost additions to inventories and the benefit recognized as the product is sold. Cost of sales includes warehousing and handling costs.

      c)    Accounts receivable
            -------------------

            Accounts receivable are stated at estimated realizable values. An allowance for doubtful accounts is provided in an amount considered by management to be sufficient to meet probable future losses related to uncollectible accounts.

            Customer credit financing is generally for a term of up to 24 months. Interest is recorded and allocated as financial income during the financing period.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


2.    Basis of Preparation and Presentation of the Financial Statements
      (Continued)

      c)    Accounts receivable (Continued)
            -------------------

            The Company securitizes its accounts receivable with a partially owned special purpose entity, the PAFIDC.

      d)    Inventories
            -----------

            Inventories are carried at the lower of cost or market value. The cost of inventories purchased directly by the stores is based on the last purchase price, which approximates the First In, First Out
            (FIFO) method. The cost of inventories purchased through the warehouse is recorded at average cost, including warehousing and handling costs.

      e)    Other current and non-current assets
            ------------------------------------

            Other assets and receivables are stated at cost, including, when applicable, contractual indexation accruals, net of allowances to reflect realizable amounts, if necessary.

      f)    Investments
            -----------

            Investments in subsidiaries are accounted for by the equity method, and provision for capital deficiency is recorded, when applicable. Other investments are recorded at acquisition cost.

      g)    Property and equipment
            ----------------------

            These assets are shown at acquisition or construction cost, monetarily restated until December 31, 1995, less the related accumulated depreciation, calculated on a straight-line basis at the rates mentioned in Note 10, which take into account the economic useful lives of the assets or the leasing term, whichever is shorter.

            Interest and financial charges on loans and financings obtained from third parties directly or indirectly attributable to the process of purchase, construction and operating expansion, are capitalized during the construction and refurbishment of the Company's stores in conformity with CVM Deliberation No. 193. The capitalized interest and financial charges are appropriated to results over the depreciation periods of the corresponding assets.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


2.    Basis of Preparation and Presentation of the Financial Statements
      (Continued)

      g)    Property and equipment (Continued)
            ----------------------

            Expenditures for repairs and maintenance that do not significantly extend the useful lives of the related asset are charged to expense as incurred. Expenditures that significantly extend the useful lives of existing facilities and equipment are capitalized.

      h)    Deferred charges
            ----------------

            Deferred charges include goodwill paid on the acquisition of investments already added and pre-operating expenses. Goodwill is supported by reports issued by independent experts, based on the expectation of future profitability, and is amortized in accordance with estimated profitability of the acquired businesses over a maximum period of ten years.

            Pre-operating expenses are amortized in accordance with the terms described in Note 11 (b).

      i)    Other current and non-current liabilities
            -----------------------------------------

            These liabilities are stated at known or estimated amounts including, when applicable, accrued charges and interest or foreign exchange variations.

      j)    Derivative financial instruments
            --------------------------------

            The Company uses derivative financial instruments to reduce its exposure to market risk resulting from fluctuations in interest and foreign currency exchange rates. In the case of asset instruments, these are accounted for at the lower of cost or market value.

      k)    Income and social contribution taxes
            ------------------------------------

            Deferred income and social, where applicable, contribution taxes are calculated on tax losses and timely differences to taxable income. Management expects the realization of deferred tax credit assets during the next 10 years.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


2.    Basis of Preparation and Presentation of the Financial Statements
      (Continued)

      l)    Provision for contingencies
            ---------------------------

            Provision for contingencies is set up based on legal counsel opinions, in amounts considered sufficient to cover losses and risks considered probable.

            As per CVM Deliberation No. 489/05, the Company adopted the concepts established in NPC No. 22 on Provisions, Liabilities, Gains and Losses on Contingencies when setting up provisions and disclosures on matters regarding litigations and contingencies.

      m)    Earnings per share
            ------------------

            The calculation was made based on the number of outstanding shares at the balance sheet date and as if net income were distributed in its entirety. Earnings may be distributed or used for capital increase purposes, consequently there is no guarantee that they will be paid as dividends.

      n)    Allocation of income
            --------------------

            The financial statements reflect the Board of Directors' proposal for allocation of net income for the year, subject to approval in the General Shareholders' Meeting.

      o)    Consolidated financial statements
            ---------------------------------

            The consolidated financial statements were prepared in conformity with the consolidation principles prescribed by Brazilian GAAP including CVM Instruction No. 247, and include the financial statements of the Company and its subsidiaries Novasoc, Se, CIPAL, Sendas Distribuidora, PAFIDC and Versalhes Comercio de Produtos Eletronicos Ltda. ("Versalhes").

            Although the Company's interest in Novasoc is represented by 10% of Novasoc's quotas of interest, Novasoc is included in the consolidated financial statements as the Company effectively has control over a 99.98% beneficial interest in Novasoc. The other members have no effective veto or other participating or protective rights. Under the bylaws of Novasoc, the appropriation of its net income need not be proportional to the quotas of interest held in the Company. At the members' meeting on December 29, 2000 it was agreed that the Company would participate in 99.98% of Novasoc's results.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


2.    Basis of Preparation and Presentation of the Financial Statements
      (Continued)

      o)    Consolidated financial statements (Continued)
            ---------------------------------

            Sendas Distribuidora was fully consolidated, in accordance with the shareholders' agreement, which establishes the operating and administrative management by the Company, in addition to its right to appoint and remove executive directors. At December 31, 2005, equity results considers a shareholding of 42.57% of total capital.

            The proportional investment of the Parent Company in the income of the investee and the balances payable and receivable, revenues and expenses and the unrealized profit originated in transactions between the consolidated companies were eliminated in the financial statements.


3.    Marketable Securities

      The marketable securities at December 31, 2005 and 2004 earn interest mainly at the Interbank Deposit Certificate (CDI) rate.

      In accordance with the Private Instrument of Dissolution of the escrow account, entered into between CBD and Itau ("FIC") on December 22, 2005, the non-current portion of marketable securities is no longer subject to performance goals, as was previously the case.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


4.    Trade Accounts Receivable

      a)    Breakdown
            ---------

                                                                  Parent
                                                                  Company                      Consolidated
                                                        ---------------------------    ---------------------------
                                                            2005           2004            2005           2004
                                                        ------------   ------------    ------------   ------------

            Current
              Resulting from sales with:
                  Credit card                             213,333          190,199         283,800        287,151
                  Customer credit financing                 5,455           98,176           6,044        104,617
                  Sales vouchers and others                38,513           71,441          51,288         87,032
                  Credit sales with post-dated checks      43,061           17,090          59,996         28,572
                  Accounts receivable - subsidiaries      139,817          127,505               -              -
                  Allowance for doubtful accounts          (3,785)          (8,876)         (4,736)        (9,738)
                                                       -----------      -----------     -----------    -----------

                                                          436,394          495,535         396,392        497,634
                                                       ===========      ===========     ===========    ===========

                  Accounts receivable - Securitization
                     Fund                                       -                -         758,070        715,801
                  Allowance for doubtful accounts               -                -          (1,292)       (13,971)
                                                       -----------      -----------     -----------    -----------
                                                                                           756,778        701,830

                                                          436,394          495,535       1,153,170      1,199,464
                                                       ===========      ===========     ===========    ===========
            Non-current
                  Customer credit financing                30,941           18,788          30,941         19,540
                  Accounts receivable - Paes
                     Mendonca                                   -                -         293,529        294,092
                                                       ----------- - -- -----------     -----------    -----------

                                                           30,941           18,788         324,470        313,632
                                                       ===========      ===========     ===========    ===========

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


4.    Trade Accounts Receivable (Continued)

      a)    Breakdown (Continued)
            ---------

            Customer credit financing accrues monthly fixed interest from 2.99% to 4.99% (up to 7.6% in 2004), and with payment terms of up to 24 months. Credit card sales relate to sales settled by customers with third party credit cards and are normally receivable from the credit card companies in the same number of installments as the customer pays the credit card company, not to exceed 12 months. Sales settled with post-dated checks accrue interest of up to 6.5% per month (6.9% in 2004) for settlement in up to 90 days. Credit sales are recorded net of unearned interest income.

            Since 2004, the Company has been transferring credit rights to PAFIDC represented by customer credit financing, credit sales with post-dated check and credit card company receivables totaling R$ 6,750,149 and R$ 4,990,331, respectively in 2005 and 2004, in which it retained servicing responsibilities and subordinated interests. Securitization costs of such receivables amounted to R$ 99,364 and R$ 61,827, recognized as financial expenses in result of operations for 2005 and 2004, respectively. Servicing responsibilities, which are not remunerated, include the assistance by the Company's collection department to the fund's administrator in the collection of delinquent credits.

            The outstanding balance of these receivables at December 31, 2005 and 2004 was R$ 758,070 and R$ 701,830, respectively, net of allowance for doubtful accounts.

            As from the third quarter of 2005, FIC effectively assumed the financing operations to clients from the Company and its subsidiaries.

            Accounts receivable from subsidiaries (Novasoc, Se, CIPAL, Sendas Distribuidora and Versalhes) relate to sales of merchandise by the Company, to supply the subsidiaries' stores. Sale of merchandise by the Company's distribution center to subsidiaries was substantially carried out at cost.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


4.    Trade Accounts Receivable (Continued)

      b)    Accounts receivable - Paes Mendonca
            -----------------------------------

            In May 1999, the Company leased 25 stores from Paes Mendonca S.A. ("Paes Mendonca"), a retail chain, through its subsidiary, Novasoc. The initial lease term for the stores is for a five-year period renewable at the Company's option for two additional five-year periods. At December 31, 2005, 17 stores were leased pursuant to this agreement and subsequent contract amendments. The operating lease annual rental payments amounted to R$ 8,707 in 2005 (2004 - R$ 8,242), including an additional contingent rent based on 0.5% to 2.5% of store revenues.

            Accounts receivable - Paes Mendonca - relate to accounts receivable for the payment of liabilities by the subsidiary Novasoc. Pursuant to contractual provisions, these accounts receivable are monetarily restated and guaranteed by Commercial Rights of certain stores currently operated by CBD. Maturity of accounts receivable is linked to lease agreements, mentioned in Note 9 (b) (i).

      c)    Allowance for doubtful accounts
            -------------------------------

            The allowance for doubtful accounts is based on average actual losses in previous periods complemented by management's estimate of probable future losses on outstanding receivables:

                                                             Parent Company                Consolidated
                                                        ------------------------    ------------------------
                                                           2005          2004          2005          2004
                                                        ----------    ----------    ----------    ----------
            Resulting from:
                 Customer credit financing                (1,967)       (3,291)       (2,110)        (3,712)
                 Installment sales (post-dated
                 checks)                                    (253)       (5,585)         (481)        (6,026)
                 Other accounts receivable                (1,565)         -           (2,145)         -
                                                       -----------    ----------    ----------    -----------
                                                          (3,785)       (8,876)       (4,736)        (9,738)


            Accounts receivable - Securitization Fund            -        -           (1,292)       (13,971)
                                                          (3,785)       (8,876)       (6,028)       (23,709)
                                                     ===========    ==========    ==========    ===========

            The basic policies for establishing this allowance are as follows:

            o Customer credit financing - based on historical loss indices over the past 12 months; the receivables overdue for more than 180 days are included in the allowance.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


4.    Trade Accounts Receivable (Continued)

      c)    Allowance for doubtful accounts (Continued)
            -------------------------------

            o Installment sales (post-dated checks) - based on the historical average indices of checks returned and recoveries over the past 12 months; bounced checks are included in full in the allowance after all legal procedures have been exhausted.

            o Credit card and sales vouchers - an allowance for doubtful accounts is not required as credit risks are substantially assumed by third parties.


5.    Inventories

                               Parent Company                 Consolidated
                         -------------------------     -------------------------
                            2005           2004           2005           2004
                         ----------     ----------     ----------     ----------


      Stores               520,586        522,617        741,255        752,643
      Warehouses           315,335        287,627        374,031        337,005
                         ----------     ----------     ----------    -----------

                           835,921        810,244      1,115,286      1,089,648
                         ==========     ==========     ==========    ===========


6.    Recoverable Taxes

      The balances of taxes recoverable at December 31, 2005 and 2004 refer basically to credits from IRRF (Withholding Income Tax), PIS and COFINS (Social Contribution Taxes on Gross Revenue) and ICMS (State Value-Added
      Tax) recoverable:

                                                   Parent Company                 Consolidated
                                             -------------------------     -------------------------
                                                2005           2004           2005           2004
                                             ----------     ----------     ----------     ----------

     Income tax and taxes on sales             352,781        397,502        462,968        509,010
     Other                                      13,268         12,068         13,268         12,068
                                             ----------     ----------     ----------     ----------
                                               366,049        409,570        476,236        521,078
                                             ==========     ==========     ==========     ==========

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


7.    Receivables Securitization Fund - PAFIDC

      The Company subscribed R$ 100,000 in October 2003 and R$ 29,960 in July 2004, in subordinated quotas of Pao de Acucar Fundo de Investimentos em Direitos Creditorios ("PAFIDC"), a special purpose receivables securitization fund.

      PAFIDC is a receivables securitization fund formed in compliance with CVM Instructions No. 356 and No. 393 for the purpose of acquiring trade receivables of the Company and its subsidiaries, arising from the sale of products and services to their customers through the use of credit cards, post-dated checks, purchase vouchers and installment purchase booklets.

      PAFIDC has a predetermined duration of five years renewable for one additional five-year period, beginning in October 2003. The capital structure of the fund is composed of 80.6% senior quotas held by third parties and 19.4% subordinated quotas held by the Company.

      The net assets of PAFIDC as at December 31, 2005 and 2004 are summarized as follows:

                                                             2005        2004
                                                          ----------  ----------
        Assets
        Cash and cash equivalents                           168,107      70,463
        Accounts receivable                                 758,070     701,830
        Allowance for doubtful accounts                      (1,292)          -
        Other                                                     -       3,488
                                                          ----------  ----------

        Total assets                                        924,885     775,781
                                                          ==========  ==========

        Liabilities and quotaholders' equity
        Accounts payable                                        222         213
        Quotaholders' equity (*)                            924,663     775,568
                                                          ----------  ----------

        Total liabilities and quotaholders' equity          924,885     775,781
                                                          ==========  ==========

      (*) includes mandatory redeemable quotas of interest in the amount of R$ 738,612 at December 31, 2005 (2004 - R$ 617,126).

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


7.    Receivables Securitization Fund - PAFIDC (Continued)

      Subordinated quotas were allotted to the Company, and the balance at December 31, 2005, amounting to R$ 186,051 (R$ 158,442 in 2004) is recorded in non-current assets in Receivables securitization fund. The retained interest in subordinated quotas represents the maximum exposure to loss under the securitization transactions.

      Senior quotas Series A accrued benchmark remuneration of 103.0% of CDI, the interbank variable interest rate, from the first subscription of quotas of interest through February 20, 2004 and 105% of CDI thereafter; and Series B accrue 101.0% of CDI. The remaining balance of results will be attributed to the subordinate quotas. The holders of senior quotas series B will redeem on June 23, 2006 and June 23, 2007, the principal amount of R$ 71,700, at each redemption, updated by the benchmark remuneration, and will redeem the remaining balance at the end of the fund's term. The holders of quotas of interest Series A will redeem their quotas of interest at the end of the fund's term.

      Subordinated quotas were issued in a single series, are non-transferable and nominative. The Company will redeem the subordinated quotas only after the redemption of senior quotas or at the end of the fund's term. Once the senior quotas have been remunerated, the subordinated quotas receive the balance of the fund's net assets after absorbing any default on the credit rights transferred to the fund and any losses attributed to the fund. Their redemption value is subject to credit, prepayment, and interest rate risks on the transferred financial assets.

      The holders of senior quotas have no recourse against the Company's other assets in the event of failure by customers to pay amounts due. As defined in the agreement between the Company and PAFIDC, the transfer of credit rights is irrevocable, non-retroactive and the transfer is definitive and not enforceable against the Company.

      The assignors will assign and transfer receivables to the Fund over a period of five years, renewable for a further period of five years.

      The Fund financial statements for the year ended December 31, 2005 and 2004 were audited by other independent auditors and are consolidated into the Company's financial statements. For the year ended December 31, 2005, total assets and net income of said investee represented 8.5% and 10.7%, respectively, in relation to the Company's consolidated financial statements (7.0% and 6.5% of total assets and net income, respectively, in relation to the Company's consolidated financial statements for the year ended December 31, 2004).

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


8.    Balances and Transactions with Related Parties

                                         Balances                              Transactions during the year ended December 31, 2005
----------------------------------------------------------------------------- ------------------------------------------------------
                                                          Trade
                                           Accounts   commissions              Services               4th issue     Net
                                          receivable  receivable   Proposed    rendered    Net sales  debenture  financial Dividends
                   Company                (payable)    (payable)   dividends   and rents  (purchases) interest     income    paid
----------------------------------------------------------------------------- ------------------------------------------------------

Pao de Acucar S.A. Industria e Comercio          78           -           -           -           -          -          -   (34,997)
Casino Guichard Perrachon ("Casino")              -           -      (8,572)     (2,003)          -    (19,767)         -   (22,694)
Peninsula Participacoes Ltda.                     -           -      (1,458)          -           -          -          -    (4,859)
Vieri Participacoes S/A. ("Vieri")                -           -     (16,902)          -           -          -          -         -
Fundo de Invest. Imob.Peninsula                   -           -           -     (28,395)          -          -          -         -
Onix 2006 Participacoes Ltda                      -           -      (3,561)          -           -          -          -         -
Rio Plate Empreend. e Participacoes Ltda          -           -      (1,272)          -           -          -          -         -
PPD Promocoes e Propaganda Ltda                   -           -           -      (2,000)          -          -          -         -
Novasoc                                      26,690     (35,763)          -       7,668     194,704          -          -         -
Se                                           49,303     586,957           -      16,857     450,055          -          -         -
CIPAL                                         6,360      (4,892)          -       1,943     262,343          -          -         -
Sendas Distribuidora                         51,056     175,166           -     106,723      44,875          -     41,727         -
Versalhes                                  (106,744)     11,916           -           -    (217,421)         -          -         -
FIC                                          (3,082)          -           -           -           -          -          -         -
Other                                             -       4,242        (850)    (14,695)          -          -          -    (2,755)

----------------------------------------------------------------------------- ------------------------------------------------------
Balances at 12.31.2005                       23,661     737,626     (32,615)     86,098     734,556    (19,767)    41,727   (65,305)
============================================================================= ======================================================

----------------------------------------------------------------------------- ------------------------------------------------------
Balances at 12.31.2004                      127,659     595,933     (65,305)    136,798     919,256      3,896        650   (69,542)
============================================================================= ======================================================

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


8.    Balances and Transactions with Related Parties (Continued)

      Accounts receivable and sale of goods relate to the supply of stores, mainly of Novasoc, Se, CIPAL and Sendas Distribuidora and Versalhes, by the Company's warehouse and were made substantially at cost; the remaining transactions with related parties are carried out at usual market prices and conditions. The trade commission contracts with related parties are subject to financial charges equivalent to the administration fee on such trade commissions.

      (i)   Related-party financing

            In November 2000, the Casino Group subscribed 41,962 convertible fourth issue debentures of the Company, of a total of 100,000 convertible debentures, settled in the third quarter of 2005, with payment of the principal amount of R$ 18,256 and interest of R$1,511 (See Note 12). Expenses with accrued interest related to such debentures amounted to R$ 1,629 in 2005 (R$ 3,896 in 2004). The referred to transaction was carried out under usual market conditions.

      In addition to the transactions shown in the above table, during the years ended December 31, 2005 and 2004, the following related-party transactions were carried out:

      (ii)  Leases

            CBD leases 21 properties from the Diniz family. In 2005, payments under such leases totaled R$ 14,695 (R$ 14,656 in 2004).

            Sendas Distribuidora leases 57 properties from the Sendas family and 7 properties from CBD. In 2005, the total lease payments amounted to R$ 34,678 and R$ 4,871, respectively (R$ 27,046 and R$ 3,798 in
            2004, respectively). In September 2005, R$10,509 was advanced to Sendas S.A. regarding the lease of 7 stores, which will be amortized over 37 months.

            The leases were taken out under terms similar to those that would have been established had they been taken out with non-related parties.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


8.    Balances and Transactions with Related Parties (Continued)

      (iii) Fundo de Investimento Imobiliario Peninsula Leases

            On October 3, 2005, final agreements were entered into referring to sale of 60 Company and subsidiary properties to a real estate fund named Fundo de Investimento Imobiliario Peninsula (Note 9). The properties sold were leased back to the Company for a twenty-year term, renewable for two further consecutive periods of ten years each. CBD was granted a long-term lease agreement for all properties that were part of this operation, in addition to periodic reviews of the minimum rent amounts. In addition, CBD has the right to exit individual stores before the termination of the lease term.

            The total amount paid under these leases in 2005 was R$ 29,006, R$28,395 of which was paid by CBD, R$ 535 by Novasoc and R$ 76 by Se (see Note 10).

      (iv)  Right of use of the Goodlight brand

            In 2005, the Company paid the amount of R$ 228 (R$ 228 in 2004) for the right of use of the Goodlight brand, owned by Mrs. Lucilia dos Santos Diniz, member of the Diniz family and shareholder of the Company.

      (v)   Apportionment of corporate expenses

            Central corporate costs are passed on to subsidiaries and affiliated companies by the amount effectively incurred with such services.

      (vi)  Technical Assistance Agreement with Casino

            In CBD Board of Directors' meeting held on July 21, 2005, a Technical Assistance Agreement was signed with Casino, whereby, through the annual payment of US$ 2,727, Casino shall provide services to CBD related to technical assistance in the human resources, own brands, marketing and communication, global campaign and administrative assistance areas, among others. This agreement is effective during 7 years, with automatic renewal for an indeterminate term. This agreement was approved in the Extraordinary General Meeting held on August 16, 2005. In 2005, CBD paid R$ 2,003 regarding the services provided for in the referred to agreement.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments

      a)    Information on investments at December 31, 2005 and 2004
            --------------------------------------------------------

                                                             2005
            -------------------------------------------------------------------------------------------------------

                                                        Holding                      Shareholders'
                                                       (direct or                       equity          Net income
                                     Shares/quotas     indirect) -    Paid-in          (capital       (loss) in the
                                    of interest held       %          capital         deficiency            year
                                   --------------------------------------------------------------------------------
            Novasoc                         1,000         10.00             10          (54,592)           (2,365)
            Se                      1,133,990,699         91.92      1,233,671         1,195,455            58,902
            Sendas Distribuidora      450,001,000         42.57        835,677           648,663         (111,759)
            Nova Saper                     36,362         99.99            0.4               100                 -
            Versalhes                      10,000         90.00             10             (471)             (481)
            Auto Posto MFP                 14,999         99.99             15                15                 -
            Auto Posto Sigua               29,999         99.99             30                30                 -



                                                              2004
            -------------------------------------------------------------------------------------------------------

                                                      Holding                      Shareholders'
                                                     (direct or                       equity          Net income
                                   Shares/quotas     indirect)      Paid-in          (capital       (loss) in the
                                  of interest held       %          capital         deficiency            year
                                   --------------------------------------------------------------------------------

            Novasoc                        1,000         10.00             10          (52,227)          49,611
            Se                       996,806,689         89.99        996,826          899,708          409,690
            Sendas Distribuidora     450,001,000         42.57        835,677          760,422          (75,255)
            Nova Saper                    36,362         99.99            0.4              100                -

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments (Continued)

      b)    Changes in investments
            ----------------------

                                 Parent
                                 Company                                                                               Consolidated
                                -------------------------------------------------------------------------------------- ------------
                                                                      Sendas         Nova
                                 Novasoc       Se        CBD Tech     Distrib.       Saper        Other       Total        Total
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------

Balances at December 31, 2003          -      718,888       10,172            -            -        1,228      730,288      241,068
Additions
    Cost                               -           20            -       27,022          100           10       27,152           30
   Goodwill                            -            -            -            -        2,198            -        2,198      577,522
Write-offs                                    (72,908)      (8,039)           -            -         (762)     (81,709)     (32,556)
Equity results                    14,940       33,696       (2,133)      (2,435)           -          428       44,496        5,307
Gain on capital dilution          34,671      335,167            -            -            -            -      369,838      380,444
Goodwill amortization                  -      (23,526)           -            -         (149)           -      (23,675)     (26,604)
Merger and Acquisitions                -            -            -            -            -         (845)        (845)           -
Realization of shareholding            -            -            -            -            -            -            -     (309,007)
Dividends                              -            -            -            -            -            -            -          (92)
Transfer to deferred charges           -            -            -            -            -            -            -     (572,491)
Transfer to provision for
   capital deficiency            (49,611)           -            -            -            -            -      (49,611)           -
                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balances at December 31, 2004          -      991,337            -       24,587        2,149           59    1,018,132      263,621

Additions                              -      236,845            -            -            -        2,510      239,355       21,547
Write-offs                             -            -            -      (22,633)           -            -      (22,633)           -
Equity results                    (2,365)      52,281            -       (1,954)           -         (386)      47,576      (16,190)
Goodwill amortization                  -      (21,999)           -            -         (105)           -      (22,104)     (22,299)
Merger and Acquisitions                -            -            -            -            -            -            -       (8,534)
Transfer to deferred charges           -            -            -            -            -            -            -      (10,513)
Transfer to provision for
   capital deficiency              2,365            -            -            -            -          422        2,787            -

                              ----------   ----------   ----------   ----------   ----------   ----------   ----------   ----------
Balances at December 31, 2005          -    1,258,464            -            -        2,044        2,605    1,263,113      227,632
                              ==========   ==========   ==========   ==========   ==========   ==========   ==========   ==========

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments (Continued)

      b)    Changes in investments (Continued)
            ----------------------

            (i) Novasoc: Novasoc has, currently, 17 lease agreements with Paes Mendonca which mature in five years, and which may be extended twice for similar periods through notification to the leaseholder, with final maturity in 2014. During the term of the contract, the shareholders of Paes Mendonca cannot sell their shares without the prior and express approval of Novasoc. Paes Mendonca continues to exist and is by contract fully and solely responsible for all and any tax, labor, social security, commercial and other liabilities.

                  Under the articles of incorporation of Novasoc, the distribution of its net income need not be proportional to the holding of each shareholder in the capital of the company. As per members' decision, the Company holds 99.98% of Novasoc's results as from 2000.

                  On December 31, 2005, the subsidiary Novasoc recorded a capital deficiency. However, because its operating continuity and future economic feasibility are assured by the parent company (Novasoc), the Company recorded R$ 54,592 (R$ 52,227 in 2004), under "Provision for capital deficiency" to recognize obligations to the creditors.

            (ii) Se Supermercados - Se holds a direct interest in Miravalles, corresponding to 50% of total capital. Investment at Miravalles indirectly represents investment at FIC (Note 9
                  (d)). The investment is recognized by the equity results method.

            (iii) Acquisitions

                  On July 26, 2005, the Company subsidiary Se, through its subsidiary Antuerpia Empreendimentos e Participacoes Ltda. ("Antuerpia"), acquired the operating assets of 6 stores and 3 gas stations from the Sao Paulo State Citrus and Coffee Growers Cooperative ("COOPERCITRUS"), located in the mid-west of Sao Paulo state, for R$ 19,037.

                  On September 30, 2005, the following operations were performed at the subsidiary Se Supermercados:

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments (Continued)

      b)    Changes in investments (Continued)
            ----------------------

            o Merger of the subsidiaries Otimix Empreendimentos e Participacoes Ltda. ("Otimix") and Antuerpia, the net assets of which, presented in evaluation reports issued by independent experts on the merger dates, were represented by property and equipment and marketable securities, respectively.

            o Capital increase by its Parent Company CBD, in the amount of R$ 236,845, through debt conversion.

                  Goodwill recorded in the acquisition of investments was supported by on appraisal reports of independent experts and was based principally on their expected future profitability and the appreciation of property and equipment, and is amortized based on the projected profitability of the stores acquired over a period of up to ten years. Upon acquisition of the companies, the portion related to expected future profitability was transferred to deferred charges (Note 11).

      c)    Investment agreement - CBD and Sendas
            -------------------------------------

            In February 2004, based on the Investment and Association Agreement, the companies CBD and Sendas S.A. constituted, by means of transfer of assets, rights and liabilities, a new company known as Sendas Distribuidora S.A., with the objective of operating in the retailing market in general, through the association of operating activities of both networks in the State of Rio de Janeiro. The interest of CBD in Sendas Distribuidora at December 31, 2005 corresponded to 42.57% of total capital. It is incumbent on CBD to conduct the operating and administrative management of the new company, through its Executive Board, in addition to its prevailing decision when electing or removing directors from their office.

            Pursuant to a shareholder agreement, Sendas S.A. may at any time after February 1, 2007 exercise the right to exchange its paid-in shares in Sendas Distribuidora, or a portion thereof, for preferred shares of CBD. At December 31, 2005, Sendas S.A. held 42.57% shareholding in the total capital of Sendas Distribuidora, 23.65% of which already paid in and 18.92% not paid in yet.

            Should Sendas S.A. exercise such exchange right, CBD will comply with the obligation, through one of the following:

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments (Continued)

      c)    Investment agreement - CBD and Sendas (Continued)
            -------------------------------------

            i)    Conduct the exchange for the Transfer Price (*);

            ii) Purchase the shares on which the exchange rights have been exercised in cash, by the Transfer Price (*);

            iii) Adopt any corporate procedure (CBD capital increase, absorption of shares as per article 252 of the Corporation Law, or any other);

            (*) The Transfer Price will be the paid-in share amount (23.65% at December 31, 2005), which must the higher among the options below, limited to the CBD market value:

            o Price of shares calculated based on the company market value (valuation) to be calculated by a first-rate investment bank;
            o Price of shares calculated based on the company value (valuation), equivalent to 40% (forty percent) on gross sales of Sendas Distribuidora in the 12 (twelve) months preceding the acquisition date.

            CDB Preferred shares owned by Sendas S.A., after exchange, may only be sold according to the following dates:

            o Between February 1, 2007 and January 31, 2010: 1/3 (one third) of CDB Preferred shares;
            o Between February 1, 2010 and January 31, 2013: 1/3 (one third) of CDB Preferred shares;
            o As from February 1, 2013: the remaining CDB Preferred shares still held by Sendas S.A.

            On September 16, 2005 the 2nd Amendment and Consolidation to the Sendas Distribuidora Shareholders' Agreement was signed between Sendas S.A. and CBD and subsidiaries, by which the following was decided:

            o Adoption of proportionality when indicating the Board of Director members, and of the 13 to be elected, CDB now has the right to elect 7 members;
            o Restriction of the right to veto of Sendas S.A. to amendment to the Company business purpose;

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments (Continued)

      c)    Investment agreement - CBD and Sendas (Continued)
            -------------------------------------

            o Postponement of the Additional Term ("Second Term") of Payment of Class A Preferred Shares not paid in by Sendas S.A., until February 28, 2014. During the Second Term, the payment may only be made in cash, particularly by using the dividends paid by the Company to Sendas S.A.; should the payment not take place during the period, the shares will be cancelled.

            (i)   CADE (Administrative Council for Economic Defense)

                  On March 5, 2004, Sendas Distribuidora shareholders entered into an Operation Reversibility Agreement related to the association between CBD and Sendas S.A. in the State of Rio de Janeiro, which establishes conditions to be observed until the final decision on the association process, such as the continuance, totally or partially, of the stores under Sendas Distribuidora responsibility, maintenance of the work posts in accordance with the average gross revenue by employee of the five largest supermarket chains, non-reduction of the term of current lease agreements, among others.

                  Shareholders are waiting for the conclusion of the process, however, based on the opinion of their legal advisors and on the normal procedural steps of the process, they believe that the association will be approved by the CADE.

            (ii)  Capital subscription by the AIG Group

                  With a view to reducing net indebtedness and strengthening the capital structure of the subsidiary Sendas Distribuidora, on November 30, 2004, its shareholders and investment funds of the AIG Group ("AIG") entered into an agreement through which AIG invested the amount of R$ 135,675 (equivalent to US$ 50 million) in Sendas Distribuidora, by means of subscription and payment of 157,082,802 Class B preferred shares, issued by Sendas Distribuidora, representing 14.86% of its capital. AIG has waived its rights to receive dividends, until November 30, 2008.

                  After this operation, the Company, through its subsidiary Se, now holds 42.57% of the Sendas Distribuidora total capital.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments (Continued)

      c)    Investment agreement - CBD and Sendas (Continued)
            -------------------------------------

            (ii)  Capital subscription by the AIG Group (Continued)

                  According to the above mentioned agreement, CBD and AIG mutually granted reciprocal call and put options of the shares purchased by AIG in Sendas Distribuidora, which may be exercised within approximately 4 years.

                  Upon exercising the referred options, the shares issued by Sendas Distribuidora to AIG will represent a put against CBD which may be used to subscribe up to three billion preferred shares to be issued by CBD in a future capital increase.

                  The price of the future issuance of CBD preferred shares will be set based on market value at the time of issuance, and the amount of issued shares will enable the payment by AIG in the maximum quantity referred to above. If the AIG value of Sendas Distribuidora shares results in more than the value of three billion shares of CBD, CBD will pay the difference in cash.

                  The exit of AIG from Sendas Distribuidora is defined based on the "Exit Price", the calculation base of which is the EBITDA, EBITDA multiple and the Net Financial Indebtedness of Sendas Distribuidora. This "Exit Price" will give AIG the right to purchase CBD preferred shares according to the criteria below:

            o Should the "Exit Price" be lower than the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be defined by the "Exit Price" divided by the CBD preferred share market value;

            o Should the "Exit Price" exceed the equivalent to two billion CBD preferred shares (at market value on the occasion), the number of shares to be issued will be, at CBD discretion, a minimum of two billion shares and a maximum of three billion shares, and the difference between the "Exit Price" and the amount equivalent to the number of CBD preferred shares issued (defined by CBD) will be paid in cash.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments (Continued)

      c)    Investment agreement - CBD and Sendas (Continued)
            -------------------------------------

            At December 31, 2005, total AIG shareholding represented a credit of R$ 97,212 (R$ 133,959 at December 31, 2004), which, converted to the average quotation of the last week of December 2005 of CBD shares in the Sao Paulo Stock Exchange (BOVESPA), would be equivalent to a total of 1,328,390,000 shares (2,044,227,000 shares at December 31,
            2004) of the Company (1% of its capital).

      d)    Investment agreement - CBD and Itau
            --------------------

            Miravalles Empreendimentos e Participacoes S.A. ("Miravalles"), a company set up in July 2004 and owner of exploitation rights of the Company's financial activities, received funds from Itau related to capital subscription, with the results that Itau holds the equivalent to 50% of such company. Subsequently, with capital of R$150,000, Miravalles set up Financeira Itau CBD S.A. - FIC, a company which will structure and trade financial products, services and related items exclusively to CBD customers.

            The subscription made by Itau in Miravalles resulted a gain by dilution of shareholding, of R$ 380,444 in 2004. This gain was reduced by the disposal of certain assets related to the operation, by provisions for start up costs and, particularly, by agreement to make certain amounts subject to performance goals during a maximum period of five years, as from the start-up of FIC operations, which occurred in the first quarter of 2005. The net gain was recorded under "Non-operating results" for the year ended December 31, 2004.

            On December 22, 2005, an amendment to the partnership agreement between CBD, Itau and FIC was signed, and the clauses referring to meeting of performance goals, initially established, were changed. By such amendment, the meeting of goals and the guarantee account are no longer tied, and fines for non-compliance of goals were established. In 2005, the Company recognized the net amount of R$38,140 under non-operating results, due to meeting of certain performance goals during the year, maintaining a net provision amounting to R$ 58,151 (R$ 96,290 in 2004) for payment of fines should the remaining goals not be met.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


9.    Investments (Continued)

      d)    Investment agreement - CBD and Itau (Continued)
            -----------------------------------

            This partnership, which is effective for 20 years (and may be extended), resulted in operating synergies, enabling expansion and improvement of the current offer of services and products to CBD customers, including, among others, Private Label Credit Cards (Own label: restricted to use within CBD stores), credit card company cards with widespread acceptance, direct credit to consumers and personal loans, the operating management of which will be under Itau responsibility.

            The Miravalles financial statements for the year ended December 31, 2005 and for the period from July 20 to December 31, 2004 were audited by other independent auditors. For the year ended December 31, 2005, total assets and net result of operations of said investee represented 0.6% and 6.3%, respectively, in relation to the Company financial statements (0.8% and 1.9% of total assets and net result of operations, respectively, in relation to the Company financial statements for the year ended December 31, 2004).

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


10.   Property and Equipment

                                                       Parent Company                               Consolidated
                                     ----------------------------------------------  ----------------------------------------------
                                                     2005                   2004                    2005                    2004
                                     ----------------------------------  ----------  ----------------------------------  ----------
                           Annual
                        depreciation            Accumulated                                      Accumulated
                           rates %      Cost    depreciation     Net         Net         Cost    depreciation    Net         Net
                        ----------------------- ------------  ----------  ----------  ---------- ------------ ----------  ----------
Land                                    402,289           -     402,289     808,832     440,850           -     440,850     857,248
Buildings                   3.33      1,776,471    (293,874)  1,482,597   1,831,413   1,858,364    (304,963)  1,553,401   1,899,315
Leasehold improvements        *       1,031,304    (420,206)    611,098     589,364   1,566,322    (576,950)    989,372     977,494
Equipment                  10 a 33    1,019,303    (680,863)    338,440     304,731   1,221,856    (759,192)    462,664     397,561
Installations              20 a 25      364,680    (283,579)     81,101      78,316     481,081    (341,772)    139,309     130,884
Furniture and fixtures       10         182,298     (81,685)    100,613      74,888     266,575    (101,288)    165,287     127,655
Vehicles                     20          17,755     (16,490)      1,265       1,326      20,819     (19,411)      1,408       1,639
Construction in progress                 99,240           -      99,240      31,470     106,170           -     106,170      33,361
Other                                    14,489     (11,236)      3,253         289      14,506     (11,253)      3,253         288
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

                                      4,907,829  (1,787,933)  3,119,896   3,720,629   5,976,543  (2,114,829)  3,861,714   4,425,445
                                     ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------

Average annual
depreciation rate-%                                               6.60       5.05                                7.32         5.32
                                                             ==========  ==========                          ==========  ==========


     * Leasehold improvements are depreciated based on the lower of the estimated useful life of the asset or the lease term of agreements.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


10.   Property and Equipment (Continued)

      On October 3, 2005, the sale of 60 Company properties was concluded (28 Extra hypermarkets and 32 Pao de Acucar supermarkets), the residual value of which was R$ 1,000,834 (Company) and R$ 1,017,575 (Consolidated), to the Peninsula Fund, and the Company received the amount of R$ 1,029,000. The result of R$ 11,425 from the sale of properties was recorded as non-operating income. The sold properties were leased back to the Company for a twenty-year period, and may be renewed for two further consecutive periods of 10 years each (Note 8). As a result of this sale, the Company paid R$ 25,517, on the inception date of the store lease agreement, as an initial fee for entering into a long term contract. The initial fee was recorded in deferred charges and is being amortized through the lease agreement of the related stores.

      a)    Additions to property and equipment

                                              Parent Company                           Consolidated
                                     -------------------------------     -----------------------------------

                                                                                               Year ended
                                     -----------------------------------------------------------------------
                                          2005              2004              2005                2004
                                     --------------    --------------    ---------------     ---------------

            Additions                    685,702            445,438            842,308           532,188
            Capitalized interest          41,466             25,623             46,210            29,236
                                     --------------    --------------    ---------------     ---------------

                                         727,168            471,061            888,518           561,424
                                     ==============    ==============    ===============     ===============

            Additions made by the Company relate to purchases of operating assets, acquisition of land and buildings to expand activities, construction of new stores, modernization of existing warehouses, improvements of various stores and investment in information technology.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)

11.   Deferred Charges

                                                       Parent Company                         Subsidiaries              Consolidated
                                           ------------------------------------   ------------------------------------  -----------
                                                       Pre-operating                          Pre-operating
                                                         expenses                               expenses
                                            Goodwill     and other     Total       Goodwill     and other     Total        Total
                                           ----------   ----------   ----------   ----------   ----------   ----------  -----------
Balances at December 31, 2003                 592,609       55,861      648,470            -        6,532        6,532      655,002
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

      Additions                                   950            -          950        1,300       17,352       18,652       19,602
      Transfer from investments                     -            -            -      572,491            -      572,491      572,491
      Amortization                            (90,261)     (30,663)    (120,924)     (19,459)      (7,599)     (27,058)    (147,982)
      Write-off                               (29,939)           -      (29,939)           -            -            -      (29,939)
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

Balances at December 31, 2004                 473,359       25,198      498,557      554,332       16,285      570,617    1,069,174

      Additions                                 8,710       64,190       72,900        1,551          105        1,656       74,556
      Transfer from investments                     -            -            -       29,152            -       29,152       29,152
      Amortization                            (93,728)     (28,189)    (121,917)     (41,284)     (15,898)     (57,182)    (179,099)
      Write-off                               (13,868)           -      (13,868)           -            -            -      (13,868)
                                           ----------   ----------   ----------   ----------   ----------   ----------   ----------

Balances at December 31, 2005                 374,473       61,199      435,672      543,751          492      544,243      979,915
                                           ==========   ==========   ==========   ==========   ==========   ==========   ==========

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


11.   Deferred Charges (Continued)

      a)    Goodwill
            --------

            Upon the acquisition of subsidiaries, the amounts originally recorded under investments - as goodwill based mainly on expected future profitability, were transferred to deferred charges, and will continue to be amortized over periods consistent with the earnings projections on which they were originally based, limited to 10 years.

      b)    Pre-operating expenses and other
            --------------------------------

            Expenses incurred in 2005 concerning the property sales project, related basically to long-term contract initial fee, will be amortized through the lease agreement (see Note 10). The project also includes expenses with professional fees, to be amortized over 5 years.

            This also includes expenses with specialized consulting fees, incurred during the development and implementation of strategic projects that began in the fourth quarter of 2005, and whose final objective is to obtain efficiency and productivity gains already in 2006. The major projects involve commercial strategy and a new category management process, including the permanent admittance of imported products into the country, pricing management, and review of the product line. Each project has a defined process and cost, with technical feasibility supported by future benefits to be provided by them. As soon as the projects are concluded, expenses will be amortized on a straight-line basis, over a period proportional to the benefit generated, not exceeding five years.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


12.   Loans and Financing

                                                                   Parent Company                    Consolidated
                                                             --------------------------         -----------------------
                            Annual financial charges           2005             2004              2005          2004
                       -----------------------------------   ---------        ---------         ---------     ---------
Current
In local currency

     BNDES      (ii)     TJLP + 1 to 4.1%                      128,693          139,849           128,693       139,849

    Working capital (i)  TJLP + 3.5% to 7% of CDI                  352            1,022               352         1,737
                         Weighted average rate of 104.0%
                         of CDI on 12/31/2005                        -                -               146             -

In foreign currency      with swap for reais
     BNDES      (ii)     Exchange variation  + 3.5 to 4.1%      21,051           24,498            21,051        24,498

    Working capital (i)  Weighted average rate of
                         103.3% of CDI (Weighted
                         average rate of 103.1% of
                         CDI on 12/31/2004)                    214,456          537,917           257,234     1,060,757

Imports                  US dollar exchange variation           11,314            5,260            15,138         8,057
                                                             ---------        ---------         ---------     ---------

                                                               375,866          708,546           422,614     1,234,898
                                                             =========        =========         =========     =========
Non-current
In local currency

    BNDES      (ii)      TJLP + 1 to 4.1%                      198,730          237,496           198,730       237,496

   Working capital (i)   TJLP + 3.5% to 7%                          62              378                62           877

In foreign currency      with swap for reais
    BNDES      (iii)     Exchange variation + 3.5 to 4.1%       37,804           58,954            37,804        58,954

   Working capital (i)   Weighted average rate of
                         103.8% of CDI (Weighted
                         average rate of 103.7% of
                         CDI on 12/31/2004)                    313,465          545,374           977,242       578,584
                                                             ---------        ---------         ---------     ---------

                                                               550,061          842,202         1,213,838       875,911
                                                             =========        =========         =========     =========

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


12.   Loans and Financing (Continued)

      The Company uses swaps operations to modify obligations from fixed interest U.S. dollar denominated to Brazilian real denominated linked to the CDI (floating) interest rate. The Company entered, contemporaneously with the same counter-parties, into cross-currency interest rate swaps and has treated the instruments on a combined basis as though the loans were originally denominated in reais and accrued interest at floating rates.

      The annualized CDI benchmark rate at December 31, 2005 was 18% (16.6% in
      2004).

      (i)   Working capital financing
            -------------------------

            Obtained from local banks and is used primarily to fund customer credit. Working capital financing is mostly secured by promissory notes.

      (ii)  BNDES line of credit
            --------------------

            The line of credit agreements, denominated in reais, granted by the Brazilian National Bank for Economic and Social Development (BNDES), are either subject to the TJLP rate plus an annual spread, or are denominated based on a basket of foreign currencies reflecting the BNDES's funding portfolio, plus an annual spread. Repayments are in monthly installments after expiration of a grace period.

            The Company cannot offer any assets as collateral for loans to other parties without the prior authorization of BNDES and is required to comply with certain debt covenants, measured in accordance with Brazilian GAAP, including: (i) maintenance of a capitalization ratio (shareholders' equity/total assets) equal to or in excess of 0.40 and (ii) maintenance of a current ratio (current assets/current liabilities) equal to or in excess of 1.05. Management effectively controls and monitors covenants, which were fully performed. The parent company offered pledges as a joint and several liable party for settlement of contracts.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


12.   Loans and Financing (Continued)

      (ii)  BNDES line of credit (Continued)
            --------------------

            On November 11, 2003, the Company signed a new line of credit agreement with BNDES, in the principal amount of R$ 325,420. Through December 31, 2005, funds amounting to R$ 322,178 had been released. The loans bear interest of 4.1% p.a. above the Long-Term Interest Rate (TJLP) (80% of the credit line) or above the basket of foreign currencies of BNDES (16% of the credit line) and 1% p.a. above the TJLP (4% of the credit line), accrued monthly. Payments are being made in 60 monthly installments.

                                                                                                  At December 31
                                                                                    --------------------------------------------
                                                         Grace        Number of
                              Annual finance             period        monthly
   Contract dated                charges               in months     installments       Maturity          2005           2004
-----------------------    ---------------------       ----------    -----------    --------------    -----------    -----------
November 16, 1999          TJLP + 3.5%                    12             60         December 2005             -         32,157

January 13, 2000           TJLP + 3.5%                    12             72          January 2007        11,300         20,977

November 10, 2000          TJLP + 1 to 3.5%               20             60              May 2007        62,959         103,681

November 10, 2000          Foreign currencies + 3.5%      20             60             July 2007        12,324         23,400

December 14, 2000          TJLP + 2.0%                    20             60             June 2007         4,002          6,439

April 16, 2001             TJLP + 3.5%                     -             60            April 2006         1,870          7,219

April 16, 2001             Foreign currencies + 3.5%       -             60            April 2006           477          2,220

March 12, 2002             Foreign currencies + 3.5%      12             48            March 2007           883          1,849

April 25, 2002             TJLP + 3.5%                     6             60          October 2007        18,425         27,489

April 25, 2002             Foreign currencies + 3.5%       6             60          October 2007         2,832          5,092

November 11, 2003          Foreign currencies + 4.125%    14             60          January 2010        42,339         50,891

November 11, 2003          TJLP + 4.125%                  12             60         November 2009       215,834        163,589

November 11, 2003          TJLP + 1.0%                    12             60         November 2009        13,033         15,794

                                                                                                        -------        -------
                                                                                                        386,278        460,797

      In the event the TJLP exceeds 6% per annum, the excess is added to the principal. In 2005 and 2004, R$ 10,684 and R$ 13,180, respectively, were added to the principal.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


12.   Loans and Financing (Continued)

      a)    Maturities
            ----------
                                                 2005
                        -------------------------------------------------------
                             Parent Company                Consolidated
                        -------------------------    --------------------------

           2007                  417,034                      576,947
           2008                   68,508                      385,369
           2009                   63,659                       63,815
           2010                      860                      187,707
                        -------------------------    --------------------------
                                 550,061                    1,213,838
                        =========================    ==========================


13.   Debentures

      a)    The balance of outstanding debentures was as follows:

                                                                             Annual
                                              Type           Outstanding     charges           2005          2004
                                            ----------       -----------    ----------     -----------    ----------
           4th issue - single series        Floating           99,908       TJLP + 3.5%             -        43,184
           5th issue - 1st series           Floating           40,149       CDI + 0.95%       419,469       418,202
                                                                                           -----------    ----------

           Parent Company - Current and non-current                                           419,469       461,386
                                                                                           -----------    ----------

           Sendas                           Convertible        10,550       TJLP + 4.0%             -       132,583
                                                                                           -----------    ----------

           Consolidated - Current and non-current                                             419,469       593,969
                                                                                           ===========    ==========

           Non-current liabilities                                                           (401,490)     (524,553)
                                                                                           -----------    ----------

           Current liabilities                                                                 17,979        69,416
                                                                                           ===========    ==========

      The non-current portion of these debentures (5th issue - 1st series) matures in 2007.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


13.   Debentures (Continued)

      b)    Debenture activity was as follows:

                                                                  Number of
                                                                 debentures         Amount
                                                                -------------    ------------

           At December 31, 2003                                     140,057         502,437

                  Sendas - first series                              10,550         119,099
                  Amortization of principal - fourth issue                -         (41,235)
                  Interest, net of payments                               -          13,668
                                                                -------------    ------------

           At December 31, 2004                                     150,607         593,969
                                                                -------------    ------------

                  Amortization of principal Sendas - 1st series     (10,550)       (131,746)
                  Amortization of principal - fourth issue          (99,908)        (43,466)
                  Interest, net of payments                               -             712
                                                                -------------    ------------

           At December 31, 2005                                      40,149         419,469
                                                                =============    ============

      c)    Additional information

            o 4th issue debentures, sole series, in the amount of R$ 47,063, were paid in the third quarter of 2005.

            o Sendas debentures - first series, in the amount of R$ 139,499, were paid in the first quarter of 2005.

                  Fifth issue - On October 4, 2002, shareholders approved the issue and public placement limited to R$ 600,000 of 60,000 non-convertible debentures. The Company received proceeds of R$ 411,959, for 40,149 non-convertible debentures issued from the first series. The debentures are indexed to the average rate of Interbank Deposits (DI) and accrue annual spread of 1.45% payable every six months. The first series was renegotiated on September 9, 2004, to accrue interest of CDI plus an annual spread of 0.95% as from October 1, 2004 which is payable semi-annually, beginning on April 1, 2005 and ending on October 1, 2007. The debentures will not be subject to renegotiation until maturity on October 1, 2007. The Company is required to comply with certain debt covenants measured in accordance with Brazilian GAAP: (i) Net Debt (debt less cash and cash equivalents and accounts receivable) no higher than the balance of shareholders' equity; (ii) maintenance of a ratio between Net Debt and EBITDA (earnings before interest, taxes, depreciation and amortization), less than or equal to 4.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


14.   Provision for Contingencies

      Provision for contingencies is estimated by Management, supported by its legal counsel. Such provision was set up in an amount considered sufficient to cover losses considered probable by the Company's legal counsel, as shown below:

                                     Parent Company            Consolidated
                                ----------------------    ----------------------
                                   2005         2004         2005         2004
                                ---------    ---------    ---------    ---------
      Taxes:
          COFINS and PIS (i)      873,285      762,361      921,963      805,733
          Income tax (ii)               -       10,658            -       10,658
      Labor claims                 42,419       28,052       44,567       29,065
      Civil and other              95,335       68,324      110,381       76,868
                                ---------    ---------    ---------    ---------

                                1,011,039      869,395    1,076,911      922,324
                                =========    =========    =========    =========

      a)    Taxes
            -----

            Tax-related contingencies are indexed to the SELIC (Central Bank Overnight Rate) (19.1% in 2005 and 17.7% in 2004) and, in some cases, are subject to fines. In all cases, when applicable, both interest charges and fines have been computed with respect to unpaid amounts and are fully accrued.

            i)    COFINS and PIS
                  --------------

                  The rate for COFINS (Social Contribution Tax on Gross Revenue for Social Security Financing) increased from 2% to 3% in 1999 and the tax base of both COFINS and PIS (Social Contribution Tax on Gross Revenue for Social Integration Program) was extended in 1999 to encompass other types of income, including financial income. The Company is challenging the increase in contributions to the COFINS and PIS taxes. Provision for COFINS and PIS includes unpaid amounts, monetarily restated, resulting from the suit filed by the Company and its subsidiaries, claiming the right to not apply Law No. 9718/98, permitting it to determine the payment of COFINS under the terms of Complementary Law 70/91 (2% of revenue) and of PIS under Law 9715/98 (0.65% of revenue) as from February 1, 1999.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


14.   Provision for Contingencies (Continued)

      a)    Taxes (Continued)
            -----

            ii)   Income tax

                  At December 31, the provision balance amounted to R$ 10,658 and, in June 2005, the balance was paid.

      b)    Labor claims
            ------------

            The Company is party to numerous lawsuits involving disputes with its employees, primarily arising from layoffs in the ordinary course of business. At December 31, 2005, the Company recorded a provision of R$ 44,567 (2004 - R$ 29,065) for labor-related loss contingencies. Management, with advice from external and internal counsel, evaluates these contingencies and provides for losses where probable and reasonably estimable, bearing in mind previous experiences in relation to the amounts claimed. Legal claims are indexed to the TR (Referential Interest Rate) (2.8% in 2005 and 1.5% in 2004) plus 1% monthly interest.

      c)    Civil and other
            ---------------

            The Company is a defendant, at several judicial levels, in lawsuits of tax and civil natures. The Company sets up provisions for losses in amounts considered sufficient to cover unfavorable court decisions when its internal and external legal counsel consider losses to be probable.

      d)    Possible losses
            ---------------

            The Company has other contingencies which have been analyzed by the legal counsel and considered as possible but not probable, therefore have not been accrued, at December 31, 2005 (R$ 76,674 in 2004), as follows:

            o ICMS (State VAT) - the Company was served an ICMS notice, concerning transactions related to purchase, industrial processing and sale for export purposes of soya and its byproducts, in which, in the tax authorities' understanding, the circulation of products did not take place, and the loss considered as possible totals R$ 70,393.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


14. Provision for Contingencies (Continued)

      d)    Possible losses (Continued)
            ---------------

            o INSS (Social Security Tax) - the Company was served notice regarding collection of payroll charges on benefits granted to its employees, and the loss, considered as possible, amounts to R$ 121,572.

            o Income tax - the Company was served notice in relation to exclusion from the IRPJ (Corporate Income Tax) tax base of accounts payable regarding certain taxes with suspended enforceability, which, from the tax authorities' point of view, should not have been excluded. Possible loss concerning said notice amounts to R$ 36,985.

            Subsequent changes in the expectation of risk of the referred to suits may require that additional provision for contingencies be set up.

      e)    Restricted escrow deposits
            --------------------------

            The Company is contesting the payment of certain taxes, contributions and labor-related obligations and has made court escrow deposits (restricted deposits) of equivalent amounts pending final legal decisions, in addition to collateral deposits related to provisions for judicial suits.

      f)    Tax audits
            ----------

            In accordance with current legislation in Brazil, federal, state and municipal taxes and payroll charges are subject to audit by the related authorities, for periods that vary between 5 and 30 years.


15.   Taxes Payable in Installments

      Due to judicial precedent formed in decisions which were unfavorable for other taxpayers in similar lawsuits, the Company decided to withdraw certain claims and legal actions, opting to join the Special Tax Payment Installments Program (PAES), pursuant to Law 10680/2003. These installment payments are subject to the Long-Term Interest Rate - TJLP and may be payable in up to 120 months.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


15.   Taxes Payable in Installments (Continued)

      The amounts payable in installments were as follows:

                                     Parent Company            Consolidated
                                ----------------------    ----------------------
                                   2005         2004         2005         2004
                                ---------    ---------    ---------    ---------
         Current (i)

            I.N.S.S.               33,475       30,792       33,598       30,907
            C.P.M.F. (*)           12,770       11,635       14,632       13,359
            Other                                  387                       387
                                ---------    ---------    ---------    ---------

                                   46,245       42,814       48,230       44,653
                                =========    =========    =========    =========
         Non-current

            I.N.S.S.              217,583      230,938      218,388      231,792
            C.P.M.F.               82,980       87,261       95,083      100,049
                                ---------    ---------    ---------    ---------

                                  300,563      318,199      313,471      331,841
                                =========    =========    =========    =========

      (i) Current portion of taxes payable in installments are recorded as Taxes payable.
      (*) Provisional Contribution Tax on Financial Transactions

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


16.   Income and Social Contribution Taxes

      a)    Income and social contribution tax reconciliation
            -------------------------------------------------

                                                              Parent Company                 Consolidated
                                                        --------------------------    ----------------------------
                                                           2005           2004           2005            2004
                                                        -----------    -----------    -----------    -------------

             Income before income taxes                    344,183       351,503         260,253          291,384
                                                        -----------    -----------    -----------    -------------

             Income tax at statutory rate                  (86,046)      (87,876)        (65,063)         (72,846)

             Income tax incentives                           2,862         1,545           3,076            1,674
             Equity results and provision for capital
             deficiency of subsidiary                       11,893        11,123          (5,269)           1,327
             Net gain on shareholding dilution                   -        92,460               -          102,156
             Other permanent adjustments and
             difference of social contribution rate         (5,773)       11,888          14,262           17,233
                                                        -----------    ----------     -----------    -------------

             Effective income tax                          (77,064)       29,140         (52,994)          49,544
                                                        ===========    ==========     ===========    =============

             Income tax for the year
                Current                                   (106,679)      (32,733)       (133,861)         (39,043)
                Deferred                                    29,615        61,873          80,867           88,587
                                                        -----------    ----------     -----------    -------------

             Income and social contribution tax
             expenses                                      (77,064)       29,140         (52,994)          49,544
                                                        ===========    ==========     ===========    =============

             Effective rate                                  (22.4)          8.3           (20.4)            17.0

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


16.   Income and Social Contribution Taxes (Continued)

      b)    Deferred income and social contribution taxes
            ---------------------------------------------

            The major components of the deferred tax accounts in the balance sheet are as follows:

                                                            Parent Company                  Consolidated
                                                      ---------------------------    ---------------------------
                                                         2005            2004           2005            2004
                                                      -----------     -----------    ------------    -----------
             Deferred income tax asset
                  Tax losses                                 -                -         251,307        224,152
                  Provision for contingencies           35,694           19,843          50,131         30,333
                  Provision for hedge accounted for
                  by cash basis                         16,120                -          42,329              -
                  Allowance for doubtful accounts        5,621            7,723           5,944          8,017
                  Amortization of Goodwill              16,692           11,166          84,360         88,379
                  Deferred revenues for dilution in
                  investment                            17,425           30,427          17,425         31,871
                  Other                                 11,558            4,336          16,833          4,710

                                                      ----------      -----------    ------------    -----------
             Total deferred income tax asset           103,110           73,495         468,329        387,462
                                                      ==========      ===========    ============    ===========

             Current assets                             66,807            3,036          84,745         23,538
             Non-current assets                         36,303           70,459         383,584        363,924
                                                      ----------      -----------    ------------    -----------

            At December 31, 2005, in compliance with Securities and Exchange Commission Instruction CVM No. 371, the Company and its subsidiaries recorded deferred tax credits arising from tax losses carry forward and temporary differences in the amount of R$ 103,110 (R$ 73,495 in 2004) in the Parent Company and R$ 468,329 (R$ 387,462 in 2004) in Consolidated.

            Recognition of deferred income and social contribution taxes refer basically to tax loss carry forward, acquired from Se Supermercados, and those generated by the subsidiary Sendas Distribuidora, which, following restructuring measures, were considered as of probable realization.

            The Company prepares annual studies of scenarios and generation of future taxable income, which are approved by Management, indicating the capacity of benefiting from the tax credit set up.

            Based on such studies, the Company estimates that the recovery of tax credits will occur in up to ten years, as follows:

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


16.   Income and Social Contribution Taxes (Continued)

      b)    Deferred income and social contribution taxes (Continued)
            ---------------------------------------------

                                                     2005
                                  --------------------------------------------
                                    Parent Company             Consolidated
                                  -------------------      -------------------

            2006                        66,807                     84,745
            2007                        16,372                     36,121
            2008                        16,182                     41,520
            2009                         3,749                     35,944
            2010 to 2014                     -                    269,999
                                  -------------------      -------------------
                                       103,110                    468,329
                                  ===================      ===================


17.   Shareholders' Equity

      a)    Share capital
            -------------

            Authorized capital comprises 200,000,000,000 shares approved at the Extraordinary General Meeting held on June 22, 2005. Fully subscribed and paid-up capital is comprised of 113,667,915,433 (113,522,239,433 in 2004) registered shares with no par value, of which 49,839,925,688 (63,470,811,399 in 2004) are common with voting rights and 63,827,989,745 (50,051,428,034 in 2004) are preferred shares.

      Changes in the capital account and number of shares:

      ------------------------------------------------------------------------------------------------
                                                                    Number of shares - thousands
                                                               ---------------------------------------
                                            Capital              Preferred               Common
                                       -------------------     ---------------     -------------------
At December 31, 2003                        3,157,178            49,971,428              63,470,811
Capitalization of
   Capital reserves                           172,122                     -                       -
   Revenue reserves                           178,324                     -                       -
Stock option exercised
  Series III                                    1,797                80,000                       -
                                       -------------------     ---------------     -------------------
At December 31, 2004                        3,509,421            50,051,428              63,470,811
                                       -------------------     ---------------     -------------------

Transfer (Note 1(c))                                -            13,630,885               (13,630,885)
Capitalization of
Revenue reserves                              164,374                     -                       -
Stock options exercised (Note 17(f))
   Series VII                                   6,445               145,677                       -
                                       -------------------     ---------------     -------------------
At December 31, 2005                        3,680,240            63,827,990              49,839,926
                                       ===================     ===============     ===================

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


17.   Shareholders' Equity (Continued)

      b)    Share rights
            ------------

            The preferred shares are non-voting and have preference with respect to the distribution of capital in the event of liquidation. Each shareholder has the right pursuant to the Company's charter to receive a proportional amount, based on their respective holdings to total common and preferred shares outstanding, of a total dividend of at least 25% of annual net income determined on the basis of financial statements prepared in accordance with Brazilian GAAP, to the extent profits are distributable, and after transfers to reserves as required by Brazilian Corporate Law, and a proportional amount of any additional dividends declared. Beginning in 2003, the preferred shares are entitled to receive a dividend 10% greater than that paid to common shares.

            The Company's bylaw provides that, to the extent funds are available, minimum non-cumulative preferred dividend to the preferred shares in the amount of R$ 0.15 per thousand preferred shares and dividends to the preferred shares shall be 10% higher than the dividends to common shares up to or, if determined by the shareholders, in excess of the mandatory distribution,

            Management is required by the Brazilian Corporate Law to propose dividends at year-end to conform with the mandatory minimum dividend regulations, which can include the interest attributed to equity, net of tax.

      c)    Revenue reserve
            ---------------

            (i) Legal reserve - the legal reserve may be transferred to capital or used to absorb losses, but is not, generally, available for distribution as cash dividends.

                  The legal reserve is formed based on appropriations from retained earnings of 5% of annual net income as stated in the Company's financial statements prepared in accordance with Brazilian GAAP before any appropriations, and limited to 20% of share capital.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


17.   Shareholders' Equity (Continued)

      c)    Revenue reserve (Continued)
            ---------------

            (ii) Unrealized revenue reserve: represents inflationary profits arising from the system of indexation of Brazilian GAAP financial statements in force up to December 31, 1995. The Company transfers this reserve to retained earnings as the underlying assets are depreciated or disposed of, at which time it becomes available for dividend distribution.

            (iii) Expansion reserve: was approved by the shareholders to reserve funds to finance additional capital investments and working capital through the appropriation of up to 100% of the net income remaining after the legal appropriations.

            (iv) Retention of earnings: the use of this balance at December 31, 2005 will be determined at the General Shareholders' Meeting.

      d)    Dividends proposed
            ------------------

            At December 31, 2005, Management proposed, for approval at the Annual General Meeting, dividends to be distributed and calculated as follows:

                                                                  2005               2004
                                                             ---------------    ---------------
             Net income for the year                              256,990           369,830
             Realization of unrealized revenue reserve              4,069             4,899
             Legal reserve                                        (12,849)          (18,492)
                                                             ---------------    ---------------

             Dividend calculation basis                           248,210           356,237
                                                             ---------------    ---------------

             Minimum mandatory dividend - 25%                      62,053            89,059

             (R$ 0.51689 per thousand common shares)               25,762            47,691
             (R$ 0.56857 per thousand preferred shares)            36,291            41,368

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


17.   Shareholders' Equity (Continued)

      e)    Employee profit sharing
            -----------------------

            The employee profit sharing plan was formalized in 2004 with the objective of promoting attainment by employees of the targets established by Company management. The targets established for 2005 were fully obtained in connection with proposed net sales and operating results. Considering that the targets were obtained, the Company's Board of Directors approved the employee profit sharing expenses in the amount of R$ 14,453 in meeting held on November 29, 2005 (R$ 14,317 in 2004).

      f)    Preferred stock option plan
            ---------------------------

            The Company offers a stock option plan for the purchase of preferred shares to management and employees. The exercise of options guarantees the beneficiaries the same rights granted to the Company's other shareholders. The management of this plan was attributed to a committee designated by the Board of Directors.

            The option price for each lot of shares is, at least, 60% of the weighted average price of the preferred shares traded in the week the option is granted. The percentage may vary for each beneficiary or series.

            The right to exercise the options is acquired in the following manner and terms: (i) 50% in the last month of the third year following the option date (1st tranche) and (ii) 50% in the last month of the fifth year following the option date (2nd tranche), with the condition that a certain number of shares will be restricted as to sale until the date the beneficiary retires.

            The price of option from the date of concession to the date of exercise thereof by the employee is updated by reference to the General Market Price Index - IGP-M variation, less dividends attributed for the period.

            Information on the stock option plans is summarized below:

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


17.   Shareholders' Equity (Continued)

      f)    Preferred stock option plan (Continued)
            ---------------------------

                                                       Number of             Price on
                                                        shares              the date of            Price at
                                                    (in thousands)           granting             12/31/2005
                                                   ------------------    ------------------     ----------------
         Options in force

         V Series  - April 2, 2001                       361,660               64.00                 104.57
         VI Series - March 15, 2002                      412,600               47.00                  69.73
         VII Series - May 16, 2003                       499,840               40.00                  44.23
         VIII Series - April 30, 2004                    431,110               52.00                  55.55
                                                         494,545               52.00                  50.78
         IX Series - April 15, 2005                ------------------
                                                       2,199,755

         Options exercised
         VII Series - December 13, 2005 (1st
            tranche)                                    (145,677)

         Options cancelled                              (434,505)

         Balance of options in force                   1,619,573
                                                   ------------------

         Options not granted                           1,780,427

         Current balance of the option plan            3,400,000
                                                   ==================

            On March 31, 2005, series IV was terminated, with no conversions. On March 31, 2004, series III was exercised, capitalized and terminated. Series I and II were terminated in 2001 and 2002.

            At December 31, 2005, the Company's preferred shares quotation on the Sao Paulo Stock Exchange amounted to R$ 76.90 per one thousand such shares.


18.   Financial Instruments

      a)    General considerations
            ----------------------

            Management considers that risk of concentration in financial institutions is low, as operations are limited to traditional, highly-rated banks and within approved limits.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


18.   Financial Instruments (Continued)

      b)    Concentration of credit risk
            ----------------------------

            The Company's sales are direct to customers. Credit risk is minimized due to the large customer base and current control procedures that monitor the creditworthiness of customers. Advances to suppliers are made only to selected suppliers. The financial condition of suppliers is analyzed on an ongoing basis to limit credit risk.

            In order to minimize credit risk from investments, the Company adopts policies restricting cash and/or marketable securities that may be allocated to a single financial institution, and which take into consideration monetary limits and financial institution credit ratings.

      c)    Market value of financial instruments
            -------------------------------------

            Estimated market value of financial instruments at December 31, 2005 approximates market value, reflecting maturities or frequent pricing readjustments of these instruments, as shown below:

                                                            Parent Company                Consolidated
                                                       --------------------------    ------------------------
                                                          Book         Market           Book        Market
                                                       ------------ -------------    ------------ -----------
           Assets
           Cash                                           108,726       108,726          168,603     168,603
           Short-term marketable securities               621,906       621,906        1,542,234   1,542,234
           Receivables securitization fund                186,051       186,051                -           -
                                                       ------------ -------------    ------------ -----------
                                                          916,683       916,683        1,710,837   1,710,837
                                                       ============ =============    ============ ===========
           Liabilities
           Current and non-current loans and
           Financing                                      925,927       926,029        1,636,452   1,648,074
           Current and non-current debentures             419,469       407,432          419,469     407,432
                                                       ------------ -------------    ------------ -----------
                                                        1,345,396     1,333,461        2,055,921   2,055,506
                                                       ============ =============    ============ ===========

            Market value of financial assets and of current and non-current financings, when applicable, was determined using current interest rates available for operations with similar conditions and remaining maturities.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


18.   Financial Instruments (Continued)

      c)    Market value of financial instruments (Continued)
            -------------------------------------

            With a view to translating the financial charges and exchange variation of loans denominated in foreign currency into local currency, the Company contracted swap operations, pegging the referred to charges to the CDI variation, which reflects market value.

      d)    Foreign exchange and interest rate risk management
            --------------------------------------------------

            The cross-currency interest rate swaps permit the Company to exchange fixed rate interest in U.S. dollars on short-term and long-term debt (Note 12) for floating rate interest in Brazilian reais. As of December 31, 2005, the U.S. dollar-denominated short-term and long-term debt balances of R$ 1,249,614 (US$ 533,863) (R$ 1,647,398 - US$ 620,629 in 2004), include financings of R$
            1,234,476 (US$ 527,396) (R$ 1,639,341 - US$ 617,593 in 2004), at
            weighted average interest rates of 5.5% per annum (4.51% in 2004) which were covered by floating rate swaps, linked to a percentage of the CDI in Brazilian reais, calculated at the weighted average rate of 103.7% of CDI (103.4% of CDI in 2004).


19.   Insurance Coverage (Unaudited)

      Coverage at December 31, 2005 is considered sufficient by management to meet possible losses and is summarized as follows:

                       Insured assets                          Risks covered              Amount insured
       ------------------------------------------------     ---------------------    --------------------------
       Property, equipment and inventories                  Named risks                       R$ 5,818,682
       Profit                                               Loss of profit                    R$ 2,900,000
       Cash                                                 Theft                                R$ 43,473

      The Company also holds a specific policy covering civil liability risks in the amount of R$ 40,430.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


20.   Non-Operating Income (Expenses)

      Non-operating income, net, mainly results from partial recognition of gains due to dilution related to partnership with Itau, in the net amount of R$ 38,140 in 2005 (R$ 90,835 in 2004) (see Note 9 (d)), from net result derived from sale of properties to the Diniz Group (Peninsula Fund) (see
      Note 10), and from property and equipment disposal due to closing of stores during the year.


21.   Supplemental Information

      The supplemental information presents the statement of cash flows prepared in accordance with the IBRACON - Institute of Independent Auditors of Brazil Accounting Standards and Procedures (NPC-20) considering the main operations that influenced the available cash and marketable securities of the Company. The statement is divided into operating, investing and financing activities.

      The Company is also presenting the statement of added value, prepared according to CVM Rulings No. 15/87 and 24/92 and CVM Circular Letter 01/00. The template adopted was proposed by NBCT No. 3.7 by the Federal Accounting Council, and presents the results for the year from the point of view of the generation and distribution of wealth, the main beneficiaries of which are the employees, the government and the community, lenders and shareholders.

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


21.   Supplemental Information (Continued)

      a)    Statement of Cash Flows

                                                         Parent Company                 Consolidated
                                                    -------------------------     -------------------------
                                                                                        Period ended
                                                    -------------------------------------------------------
                                                       2005           2004           2005           2004
                                                    ----------     ----------     ----------     ----------
     Cash flow from operating activities
         Net income for the year                       256,990        369,830        256,990        369,830
         Adjustment to reconcile net income
            Deferred income tax                        (29,615)       (61,873)       (80,867)       (88,587)
            Residual value of permanent asset
            disposals                                  (29,224)        67,814        (13,689)        72,565
            Net gains from shareholding dilution       (38,140)      (248,131)       (56,780)      (249,624)
            Depreciation and amortization              456,186        401,563        625,281        489,569
            Interest and monetary variations,
            net of payments                             12,091        (34,392)       153,071         97,445
            Equity results                             (47,576)       (44,496)        16,190         (5,307)
            Provision for contingencies                 44,234        134,348         51,855        125,548
            Minority interest                                -              -        (64,184)       (43,219)

         (Increase) decrease in assets
            Trade accounts receivable                   27,203         94,030         19,971       (101,563)
            Marketable securities - non-current              -              -              -       (118,070)
            Advances to suppliers and employees         (3,873)        11,933         (3,767)        12,403
            Inventories                                (25,677)        33,073        (25,638)       (48,838)
            Taxes recoverable                           47,027       (104,021)        49,844       (106,059)
            Other assets                               (37,834)        13,727         55,503         26,851
            Related parties                           (355,915)        63,035         (3,627)       (47,588)
            Restricted deposit for legal
            proceedings                                 (7,632)       (23,204)       (30,919)       (30,057)

         Increase (decrease) in liabilities
            Accounts payables to Suppliers              94,615        164,323        108,785        144,290
            Salaries and payroll charges                 8,352         23,902          7,382         27,698
            Taxes and social contributions
            payable                                    (31,289)       (95,940)       (30,163)      (126,539)
            Other accounts payable                      12,175          9,198         28,242          5,770
                                                    ----------     ----------     ----------     ----------

    Net cash flow generated by operating
         Activities                                    352,098        774,719      1,063,480        406,518
                                                    ==========     ==========     ==========     ==========

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


21.   Supplemental Information (Continued)

      a)    Statement of Cash Flows (Continued)

                                                              Parent Company                 Consolidated
                                                         -------------------------     -------------------------
                                                                                             Period ended
                                                         -------------------------------------------------------
                                                            2005           2004           2005           2004
                                                         ----------     ----------     ----------     ----------
         Cash flow from investing activities
                Receivables securitization fund                   -        (29,960)             -              -
                Realization of corporate shareholding             -              -              -        309,007
                Increase of minority interest                     -              -              -        135,676
                Acquisition of companies                     (2,500)        (2,328)       (21,537)        (2,343)
                Acquisition of property and equipment      (715,673)      (467,771)      (878,063)      (557,095)
                Increase in deferred charges                (72,884)          (950)       (74,540)       (19,602)
                Advance for future sale of properties             -              -              -              -
                Property and equipment disposals          1,032,047          1,049      1,036,301          1,138

          Net cash flow generated by (used in)
          investing activities                              240,990       (499,960)        62,161       (133,219)
                                                         ----------     ----------     ----------     ----------

          Cash flow from financing activities
                Capital increase                              6,445          1,797          6,445          1,797
                Subscription of FIDC quotas                                                     -        119,986
                Financing
                  Issuances                                 289,666        811,188        899,814      1,233,663
                  Repayments                               (829,086)    (1,238,032)    (1,411,474)    (1,449,312)
                Payment of dividends                        (89,059)       (54,792)       (89,059)       (54,792)
                                                         ----------     ----------     ----------     ----------


          Net cash flow used in financing activities       (622,034)      (479,839)      (594,274)      (148,658)
                                                         ----------     ----------     ----------     ----------

          Net increase (decrease) in cash and cash
          equivalents                                       (28,946)      (205,080)       531,367        124,641
                                                         ==========     ==========     ==========     ==========

                Cash and cash equivalents at end of
                year                                        730,632        759,578      1,710,837      1,108,987
                Cash and cash equivalents at
                beginning of year                           759,578        964,658      1,179,470        984,346
                                                         ----------     ----------     ----------     ----------

          Change in cash and cash equivalents               (28,946)      (205,080)       531,367        124,641
                                                         ==========     ==========     ==========     ==========

          Cash flow supplemental information
                Interest paid on loans and financing        418,187        363,918        547,343        384,455

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                           December 31, 2005 and 2004
                             (In thousands of reais)


21.   Supplemental Information (Continued)

      b)    Statement of Added Value

                                                  Parent Company                              Consolidated
                                      ---------------------------------------    -----------------------------------------
                                                                                             Year ended
                                      ------------------------------------------------------------------------------------
                                          2005       %        2004       %           2005        %        2004         %
                                      ----------          ----------             -----------          -----------
      Revenues
             Sale of goods            11,339,629          10,876,160              16,120,963           15,297,446
             Credit write-offs           (29,156)             (7,687)                (36,888)             (11,687)
             Non-operating                35,799              99,016                  32,131               80,278
                                      ----------          ----------             -----------          -----------
                                      11,346,272          10,967,489              16,116,206           15,366,037

      Materials acquired from third
      parties

             Cost of sales            (8,095,872)         (7,766,390)            (11,508,064)         (11,008,773)
             Materials, energy,
             third-party
                services and others     (758,955)           (728,824)             (1,186,831)          (1,185,071)
                                      ----------          ----------             -----------          -----------

      Gross added value                2,491,445           2,472,275               3,421,311            3,172,193

      Retentions
             Depreciation and
             amortization               (459,691)           (401,563)               (630,283)            (489,569)
                                      ----------          ----------             -----------          -----------

      Net added value produced
             by the Company            2,031,754           2,070,712               2,791,028            2,682,624

      Transfers received
             Equity results               47,576              44,496                 (16,190)               5,307
             Minority interest                 -                   -                  64,184               43,219
             Financial income            323,762             279,987                 446,698              336,560
                                      ----------          ----------             -----------          -----------

      Total added value to be
             Distributed               2,403,092     100   2,395,195      100      3,285,720     100    3,067,710      100
                                      ==========          ==========             ===========          ===========

      Distribution of added
             Value
             Personnel and related
             charges                    (864,785)   36.0    (832,587)    34.8     (1,221,736)   37.2   (1,128,050)    36.7
             Taxes rates and
             contributions              (640,899)   26.7    (555,091)    23.2       (819,878)   25.0     (690,461)    22.5
             Interest and rents         (640,418)   26.6    (637,687)    26.6       (987,116)   30.0     (879,369)    28.7
             Dividends                   (62,053)    2.6     (89,059)     3.7        (62,053)    1.9      (89,059)    2.9
                                      ----------          ----------             -----------          -----------

      Retention of profits               194,937     8.1     280,771     11.7        194,937     5.9      280,771     9.2
                                      ==========          ==========             ===========          ===========